In the fourth quarter 2010

6.4% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, January 7th, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the fourth quarter 2010 and accumulated to December 2010. Consolidated sales totaled Ch$ 97,888 million in the quarter, showing a 6.4% increase as compared to the same quarter last year.

In this quarter, all company business areas registered positive growth excepting domestic sales in Argentina that decreased a 2.1%. Sales in export markets increased 3.7%; Sales of wine in the domestic markets grew 14.0% and the Argentine subsidiary exports grew 4.2% in the quarter. Domestic market – Other products increased 23.9%, following the growth in sales in the Diageo liquor business.

			Change			Change
	4Q10	4Q09	(%)	Ac Dec-2010	Ac Dec-2009	(%)

Total Sales (Million Chilean Pesos) (*)	97,888	92,016	6.4%	365,209	344,319	6.1%
Export Markets	68,547	66,085	3.7%	260,191	251,349	3.5%
Domestic market - Wine	16,245	14,251	14.0%	59,100	53,705	10.0%
Domestic market - Other Products	6,856	5,535	23.9%	20,382	14,843	37.3%
Argentina exports	3,775	3,625	4.2%	16,873	15,685	7.6%
Argentina domestic	2,464	2,519	-2.1%	8,663	8,737	-0.8%

			Change			Change
Volume (thousand liters)	4Q10	4Q09	(%)	Ac Dec-2010	Ac Dec-2009	(%)

Export markets (2)	45,075	41,487	8.6%	170,954	158,175	8.1%
Domestic market - Wine	17,764	18,737	-5.2%	70,435	74,235	-5.1%
Argentina exports (3)	3,091	3,019	2.4%	13,700	12,244	11.9%
Argentina domestic	2,106	2,214	-4.9%	7,768	8,313	-6.6%
Total Volume (thousand liters)	68,036	65,458	3.9%	262,856	252,968	3.9%

(*)	Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report
(2)	Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil & Singapore)
(3)	This figure excludes shipments to the company’s distribution subsidiaries.